UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 12, 2017

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

(in thousands)

	December 31,
	2016	2015
Assets
Cash	$7,526	$12,225
Investments, at fair value	12,131,400	11,221,130
Investments, at contract value	767,063	646,879
Receivables:
Notes receivable from participants	90,469	91,362
Participant contributions	13,696	13,229
Employer contributions	4,774	4,774
Other receivables	3,882	4,930

Total receivables	112,821	114,295

Total assets	13,018,810	11,994,529

Liabilities
Excess deferrals due to participants	202	154
Other liabilities	3,145	4,232

Total liabilities	3,347	4,386

Net assets available for benefits	$13,015,463	$11,990,143

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

(in thousands)

Additions
Interest, dividends and other income	$183,895
Net appreciation in fair values of investments	798,459

Total investment gains, net	982,354

Contributions:
Participants	577,969
Employer	153,744
Rollovers	84,682

Total contributions	816,395

Total additions, net	1,798,749

Deductions
Benefits paid to participants	772,936
Administrative expenses	493

Total deductions	773,429

Net increase	1,025,320
Net assets available for benefits at beginning of year	11,990,143

Net assets available for benefits at end of year	$13,015,463

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $18,000 of salary deferrals for the year ended December 31, 2016 ($24,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Effective October 1, 2016, participants may also contribute up to 15% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2016, Oracle used $5,975,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2016 and 2015 were $681,000 and $936,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participants’ accounts. Oracle, at its discretion, may choose to utilize available revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) to pay for reasonable expenses related to the administration of the Plan.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

During 2016, the Plan adopted Financial Accounting Standards Board Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12) and Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), both of which required that certain 2015 balances be reclassified and related disclosures revised to conform to the 2016 presentation and neither of which had a material impact to the Plan’s financial statements and notes thereto.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2016 and 2015. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2016 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

The Oracle Stock Fund (Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2016, 2,451,197 units were outstanding with a value of $289.03 per unit. At December 31, 2015, 2,573,027 units were outstanding with a value of $270.57 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2016, net appreciation in fair values of investments totaled $798 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2016			December 31, 2015
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$223,396	$—	$223,396	$172,288	$—	$172,288
Oracle Corporation and other common stock	1,537,625	—	1,537,625	1,502,351	—	1,502,351
Mutual funds	4,732,217	—	4,732,217	4,180,038	—	4,180,038
Corporate securities and others	7,762	7,880	15,642	4,162	8,011	12,173

Total investments measured at fair value	$6,501,000	$7,880	$6,508,880	$5,858,839	$8,011	$5,866,850

Common/collective trust funds measured at net asset value			5,622,520			5,354,280

Investments, at fair value			$12,131,400			$11,221,130

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The Plan’s valuation techniques used to measure the fair value of level 2 instruments listed in the table above were derived from the following: non-binding market consensus prices that were corroborated by observable market data, quoted market prices for similar instruments, or pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by various observable market data. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2016 and 2015 are included in Note 4 below. Redemption for common collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

4. Composition and Valuation of Certain Plan Investments

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2016 and 2015 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Pricing and Cash Management Services, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair value of the underlying investments is generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

Vanguard Target Retirement Trusts

The Plan held investments in Vanguard Target Retirement Trusts (Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2016 and 2015. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2016 and 2015, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds in the Plan’s name for the sole benefit of Plan participants, security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security-backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (“Wrap Contract”).

The issuer of the Wrap Contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2016 and 2015, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

The following table provides the disaggregation of contract value between types of investment contracts held by the Plan (in thousands):

	December 31,
	2016	2015
Security-backed investment contracts	$677,789	$566,325
Separate account guaranteed investment contracts	89,274	80,554

Total investment contracts	$767,063	$646,879

5. Income Tax Status

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2016, the Plan made purchases of approximately $51,963,000 and sales of approximately $65,611,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distribution, of approximately $12,426,000 during the year ended December 31, 2016.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2016.

As noted in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$13,015,463	$11,990,143
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	695	2,683
Amounts allocated to withdrawing participants and other	(1,285)	(880)

Net assets available for benefits per the Form 5500	$13,014,873	$11,991,946

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$1,025,320	$(115,213)
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(2,301)	(5,201)
Net change in amounts allocated to withdrawing participants and other	(92)	447

Net income (loss) per the Form 5500	$1,022,927	$(119,967)

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2016

The fair value adjustment for certain Galliard Stable Value Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2016 included approximately $202,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2017 through April 2017 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2016, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2016.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	9,908,473 shares	$377,513
	Dodge & Cox Stock Fund	4,451,583 shares	820,427
*	Fidelity Balanced Fund—Class K	20,070,620 shares	441,955
*	Fidelity Worldwide Fund	8,041,175 shares	175,378
	Lazard Emerging Markets Equity Fund Class Institutional	13,856,105 shares	221,143
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,043,504 shares	8,964
	Vanguard Extended Market Index Fund Institutional Plus Shares	1,847,710 shares	331,590
	Vanguard Institutional Index Fund Institutional Plus Shares	7,488,143 shares	1,526,383
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	34,058,864 shares	362,727
	Vanguard Total International Stock Index Fund Institutional Plus Shares	1,047,872 shares	103,236

			4,369,316
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	653,085

	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	18,323,052 shares	704,521
*	Fidelity Investments Money Market Government Portfolio	3,909,560 shares	3,910

	Separately-managed Account Fund Investments:

	Artisan International Separate Account —
	Depository Receipts
	Alibaba Group Holding Limited	53,064 shares	4,660
	BHP Billiton PLC	4,161 shares	131
	Ctrip.com International, Ltd.	16,315 shares	653
	Grifols, S.A.	93,672 shares	1,505
	MMC Norilsk Nickel PJSC	33,919 shares	570
	Taiwan Semiconductor Manufacturing Company, Limited	108,503 shares	3,120
	Tenaris S.A.	31,511 shares	1,125
	Common Stock
	Actelion, Ltd	6,625 shares	1,435
	AIA Group, Ltd	688,678 shares	3,886
	Akzo Nobel N.V.	27,726 shares	1,734
	Allegion PLC	2,739 shares	175
	Allianz SE	36,194 shares	5,982
	Amazon.com Inc.	2,523 shares	1,892
	Aon PLC	43,278 shares	4,827
	ASML Holding N.V.	13,975 shares	1,569
	Assicurazioni Generali S.p.A.	161,691 shares	2,403
	Atlantia S.p.A.	63,454 shares	1,487
	AXA SA	109,387 shares	2,762
	Beiersdorf AG	32,510 shares	2,758

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Bridgestone Corporation	36,300 shares	1,309
	British American Tobacco plc	17,599 shares	1,003
	Calbee Inc.	35,700 shares	1,118
	Canadian Pacific Railway Ltd	37,769 shares	5,392
	China Construction Bank Corporation	233,874 shares	180
	China Mobile Limited	149,000 shares	1,580
	Coca-Cola European Partners plc	91,643 shares	2,878
	ConvaTec Group plc	512,431 shares	1,477
	Deutsche Boerse AG	77,887 shares	6,358
	Deutsche Post AG	59,812 shares	1,967
	Grifols, S.A.	50,110 shares	996
	Heineken N.V.	4,991 shares	374
	HSBC Holdings PLC	190,800 shares	1,532
	Imperial Brands plc	29,445 shares	1,286
	ING Groep N.V.	358,297 shares	5,043
	Intesa Sanpaolo S.p.A.	960,565 shares	2,453
	ISS A/S	21,412 shares	723
	Japan Tobacco Inc.	192,616 shares	6,335
	KDDI Corporation	100,200 shares	2,537
	LafargeHolcim Ltd	31,821 shares	1,677
	Liberty Global plc (LBTYA_US)	72,200 shares	2,209
	Liberty Global plc (LBTYK_US)	116,124 shares	3,449
	Linde AG	40,720 shares	6,691
	Medtronic plc	65,992 shares	4,701
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	9,908,473 shares	377,513
	Dodge & Cox Stock Fund	4,451,583 shares	820,427
*	Fidelity Balanced Fund—Class K	20,070,620 shares	441,955
*	Fidelity Worldwide Fund	8,041,175 shares	175,378
	Lazard Emerging Markets Equity Fund Class Institutional	13,856,105 shares	221,143
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,043,504 shares	8,964
	Vanguard Extended Market Index Fund Institutional Plus Shares	1,847,710 shares	331,590
	Vanguard Institutional Index Fund Institutional Plus Shares	7,488,143 shares	1,526,383
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	34,058,864 shares	362,727
	Vanguard Total International Stock Index Fund Institutional Plus Shares	1,047,872 shares	103,236

			4,369,316
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	653,085

	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	18,323,052 shares	704,521
*	Fidelity Institutional Money Market Fund	3,909,560 shares	3,910

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Separately-managed Account Fund Investments:

	Artisan International Separate Account—
	Depository Receipts
	Alibaba Group Holding Limited	53,064 shares	4,660
	BHP Billiton PLC	4,161 shares	131
	Ctrip.com International, Ltd.	16,315 shares	653
	Grifols, S.A.	93,672 shares	1,505
	MMC Norilsk Nickel PJSC	33,919 shares	570
	Taiwan Semiconductor Manufacturing Company, Limited	108,503 shares	3,120
	Tenaris S.A.	31,511 shares	1,125
	Common Stock
	Actelion, Ltd	6,625 shares	1,435
	AIA Group, Ltd	688,678 shares	3,886
	Akzo Nobel N.V.	27,726 shares	1,734
	Allegion PLC	2,739 shares	175
	Allianz SE	36,194 shares	5,982
	Amazon.com Inc.	2,523 shares	1,892
	Aon PLC	43,278 shares	4,827
	ASML Holding N.V.	13,975 shares	1,569
	Assicurazioni Generali S.p.A.	161,691 shares	2,403
	Atlantia S.p.A.	63,454 shares	1,487
	AXA SA	109,387 shares	2,762
	Beiersdorf AG	32,510 shares	2,758
	Bridgestone Corporation	36,300 shares	1,309
	British American Tobacco plc	17,599 shares	1,003
	Calbee Inc.	35,700 shares	1,118
	Canadian Pacific Railway Ltd	37,769 shares	5,392
	China Construction Bank Corporation	233,874 shares	180
	China Mobile Limited	149,000 shares	1,580
	Coca-Cola European Partners plc	91,643 shares	2,878
	ConvaTec Group plc	512,431 shares	1,477
	Deutsche Boerse AG	77,887 shares	6,358
	Deutsche Post AG	59,812 shares	1,967
	Grifols, S.A.	50,110 shares	996
	Heineken N.V.	4,991 shares	374
	HSBC Holdings PLC	190,800 shares	1,532
	Imperial Brands plc	29,445 shares	1,286
	ING Groep N.V.	358,297 shares	5,043
	Intesa Sanpaolo S.p.A.	960,565 shares	2,453
	ISS A/S	21,412 shares	723
	Japan Tobacco Inc.	192,616 shares	6,335
	KDDI Corporation	100,200 shares	2,537
	LafargeHolcim Ltd	31,821 shares	1,677
	Liberty Global plc (LBTYA_US)	72,200 shares	2,209
	Liberty Global plc (LBTYK_US)	116,124 shares	3,449
	Linde AG	40,720 shares	6,691
	Medtronic plc	65,992 shares	4,701
	Nestle S.A.	78,080 shares	5,601
	Nippon Telegraph and Telephone Corporation	65,200 shares	2,740
	Nomura Holdings, Inc.	305,500 shares	1,802

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	NTT DOCOMO, Inc.	177,541 shares	4,046
	Pernod Ricard S.A.	6,219 shares	674
	Rogers Communications Inc.	26,532 shares	1,024
	RTL Group SA	7,345 shares	539
	Schneider Electric SE	13,200 shares	919
	St. James’s Place plc	14,065 shares	176
	Sumitomo Mitsui Financial Group, Inc.	39,500 shares	1,508
	Swedbank AB	78,045 shares	1,887
	Telenet Group Holding NV	28,951 shares	1,607
	Thai Beverage PCL	378,700 shares	223
	UBS Group AG	133,356 shares	2,089
	UniCredit S.p.A.	53,945 shares	155
	Vallourec SA	54,928 shares	379
	Vonovia SE	64,215 shares	2,089
	WABCO Holdings Inc.	15,224 shares	1,616
	Westpac Banking Corporation	75,454 shares	1,775
	Willis Towers Watson PLC	9,147 shares	1,119
	Wirecard AG	65,139 shares	2,804
	Wolseley plc	38,143 shares	2,333
	Zodiac Aerospace	148,013 shares	3,399
	Participating Certificate
	Ryanair Holdings plc	236,470 shares	3,611
	Preferred Stock
	Henkel AG & Co KGaA	19,390 shares	2,312

			152,369
	Galliard Stable Value Fund—
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	9,912,601 shares	253,764
	Wells Fargo Fixed Income Fund E	1,730,667 shares	41,312
	Wells Fargo Fixed Income Fund F	22,803,839 shares	316,517
	Wells Fargo Fixed Income Fund N	5,685,957 shares	66,891
	Wells Fargo Stable Value Fund W	1,098,327 shares	58,776
	Wells Fargo Short-Term Investment Fund S	432,980 shares	433

	MetLife Insurance Company Separate Account	883,747 shares	89,274

*	Fidelity Institutional Money Market Government Portfolio	16,233,597 shares	16,233

			843,200
	US Small Mid Cap Value Fund—
	Registered Investment Companies
	DFA US Targeted Value I	9,284,707 shares	222,926
	Common Stock
	ABM Industries Incorporated	19,930 shares	814
	Aecom	35,120 shares	1,277
	Aegion Corporation	27,754 shares	658
	AES Corporation/VA	97,716 shares	1,136
	AGNC Investment Corp.	37,970 shares	689
	Air Lease Corporation	94,839 shares	3,256
	Ally Financial Inc	67,436 shares	1,283
	Amdocs Limited	29,308 shares	1,707
	American Eagle Outfitters, Inc.	84,806 shares	1,287

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	American Homes 4 Rent	82,843 shares	1,738
	Anworth Mortgage Asset Corporation	85,062 shares	440
	Ares Capital Corporation	75,264 shares	1,241
	Ares Commercial Real Estate Corporation	109,024 shares	1,497
	Arrow Electronics, Inc.	46,356 shares	3,305
	Assurant, Inc.	6,846 shares	636
	Assured Guaranty Ltd	42,284 shares	1,597
	Athene Holding Ltd.	9,155 shares	439
	Avnet, Inc.	53,820 shares	2,562
	Axis Capital Holdings Limited	31,888 shares	2,081
	Banc Of California, Inc.	85,225 shares	1,479
	Belden Inc.	8,479 shares	634
	Berry Plastics Group Inc.	50,662 shares	2,469
	Blackstone Mortgage Trust Inc	20,617 shares	620
	BMC Stock Holdings, Inc.	78,370 shares	1,528
	Booz Allen Hamilton Holding Corporation	19,473 shares	703
	Bristow Group Inc.	62,656 shares	1,283
	Brocade Communications Systems, Inc.	119,344 shares	1,491
	Brooks Automation, Inc.	53,389 shares	911
	Brunswick Corporation	13,507 shares	737
	Cabot Corporation	11,286 shares	570
	CDW Corporation	43,694 shares	2,276
	Centene Corporation	10,230 shares	578
	Chatham Lodging Trust	60,087 shares	1,235
	Chemed Corporation	15,725 shares	2,523
	ClubCorp Holdings, Inc.	137,361 shares	1,971
	Coherent, Inc.	15,021 shares	2,064
	Colony Capital, Inc.	78,519 shares	1,590
	Columbia Banking System, Inc.	14,746 shares	659
	CommScope Holding Company, Inc.	44,428 shares	1,653
	Convergys Corporation	26,727 shares	656
	Crown Holdings, Inc.	11,476 shares	603
	Cubic Corporation	12,563 shares	602
	Curtiss-Wright Corporation	11,437 shares	1,125
	CYS Investments, Inc.	259,796 shares	2,008
	Diamondback Energy, Inc.	25,588 shares	2,586
	Drew Industries Incorporated	36,222 shares	3,903
	Dril-Quip, Inc.	9,281 shares	557
	E*Trade Financial Corporation	20,538 shares	712
	East West Bancorp Inc.	42,716 shares	2,171
	EnerSys	16,349 shares	1,277
	Envision Healthcare Corporation	15,989 shares	1,012
	Essent Group Ltd	51,335 shares	1,662
	Express, Inc.	52,378 shares	564
	Extraction Oil & Gas, Inc.	11,277 shares	226
	FCB Financial Holdings, Inc.	20,940 shares	999
	Federated Investors, Inc.	28,938 shares	818
	Ferro Corporation	39,164 shares	561
	Ferroglobe PLC	33,361 shares	361
	Fidelity National Financial, Inc.	26,286 shares	893
	Fidelity National Financial Ventures	14,562 shares	200
	Finish Line Inc.	60,272 shares	1,134

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	First American Financial Corporation	23,320 shares	854
	First Citizens Bancshares, Inc.	3,042 shares	1,080
	First Republic Bank	8,389 shares	773
	First Solar, Inc.	16,594 shares	533
	First Cash, Inc.	30,005 shares	1,410
	Flex Ltd.	135,656 shares	1,949
	FTD Companies, Inc	28,662 shares	683
	FTI Consulting, Inc.	14,838 shares	669
	G&K Services, Inc.	6,053 shares	584
	Granite Construction Incorporated	17,486 shares	962
	Graphic Packaging Holding Company	146,366 shares	1,827
	Group 1 Automotive, Inc.	9,457 shares	737
	Gulfport Energy Corporation	36,046 shares	780
	Hanmi Financial Corporation	29,544 shares	1,031
	Hanover Insurance Group, Inc.	8,663 shares	788
	Heidrick & Struggles International, Inc	30,506 shares	737
	Hillenbrand, Inc.	18,484 shares	709
	Huntington Bancshares Incorporated	58,330 shares	771
	Huntington Ingalls Industries Inc	11,215 shares	2,066
	IAC/InterActiveCorp	23,635 shares	1,531
	ICON plc.	23,091 shares	1,736
	Infinity Property and Casualty Corporation	6,727 shares	591
	Insight Enterprises, Inc.	19,077 shares	771
	Integra Lifesciences Holdings Corporation	7,268 shares	624
	Investors Bancorp, Inc.	74,968 shares	1,046
	Jacobs Engineering Group Inc.	28,578 shares	1,629
	Jones Lang LaSalle Incorporated	10,485 shares	1,059
	KAR Auction Services, Inc.	45,875 shares	1,955
	Kosmos Energy Ltd.	92,619 shares	649
	LaSalle Hotel Properties	37,126 shares	1,131
	Leucadia National Corporation	78,050 shares	1,815
	LifePoint Health, Inc.	13,086 shares	743
	Lions Gate Entertainment Corp.	19,944 shares	489
	Lithia Motors, Inc.	21,097 shares	2,043
	Live Nation Entertainment, Inc.	21,112 shares	562
	Maiden Holdings, Ltd.	197,557 shares	3,447
	ManpowerGroup Inc.	7,166 shares	637
	Maximus, Inc.	10,100 shares	563
	MFA Financial, Inc.	235,005 shares	1,793
	Minerals Technologies Inc.	29,086 shares	2,247
	MTGE Investment Corp.	28,571 shares	449
	Multi Packaging Solutions International Limited	73,618 shares	1,050
	Nationstar Mortgage Holdings Inc.	74,187 shares	1,340
	Navient Corporation	176,531 shares	2,900
	Navigant Consulting, Inc.	55,912 shares	1,464
	Nelnet, Inc.	28,247 shares	1,434
	NU Skin Enterprises, Inc.	28,016 shares	1,339
	Office Depot, Inc	150,438 shares	680
	Olin Corporation	51,608 shares	1,322
	On Assignment, Inc.	16,914 shares	747
	ON Semiconductor Corp.	233,153 shares	2,975

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Owens & Minor, Inc.	15,021 shares	530
	Packaging Corporation of America	7,284 shares	618
	Parexel International Corporation	25,753 shares	1,692
	Parsley Energy, Inc.	114,784 shares	4,045
	PharMerica Corporation	22,277 shares	560
	PNM Resources, Inc.	20,737 shares	711
	PRA Group, Inc.	22,510 shares	880
	PulteGroup, Inc.	30,272 shares	556
	QEP Resources, Inc.	102,970 shares	1,896
	Radian Group Inc.	106,321 shares	1,912
	Raymond James Financial, Inc.	9,370 shares	649
	Realogy Holdings Corp.	18,985 shares	488
	Reinsurance Group of America, Incorporated	16,447 shares	2,070
	Rice Energy Inc.	79,950 shares	1,707
	RPX Corporation	97,687 shares	1,055
	RSP Permian, Inc.	25,003 shares	1,116
	Scholastic Corporation	11,041 shares	524
	Schweitzer-Mauduit International, Inc.	39,352 shares	1,792
	Scripps Networks Interactive, Inc.	15,952 shares	1,138
	Select Medical Holdings Corporation	57,415 shares	761
	Service Corporation International	25,897 shares	735
	Skechers USA Inc.	82,644 shares	2,031
	SLM Corporation	109,808 shares	1,210
	Starwood Property Trust, Inc.	77,252 shares	1,696
	Steel Dynamics, Inc.	71,716 shares	2,552
	Steven Madden, Ltd.	42,463 shares	1,518
	Stifel Financial Corp.	49,923 shares	2,494
	SVB Financial Group	17,826 shares	3,060
	Sykes Enterprises, Incorporated	29,491 shares	851
	Synnex Corporation	14,948 shares	1,809
	Tailored Brands, Inc	106,446 shares	2,720
	Tegna Inc.	32,949 shares	705
	Teletech Holdings, Inc.	69,661 shares	2,125
	Tempur Sealy International, Inc.	11,318 shares	773
	Teradyne, Inc.	53,912 shares	1,369
	Tetra Tech, Inc.	37,049 shares	1,599
	Torchmark Corporation	18,155 shares	1,339
	Tutor Perini Corporation	20,874 shares	584
	Two Harbors Investment Corp.	223,300 shares	1,947
	Universal Corporation	24,580 shares	1,567
	Validus Holdings, Ltd.	39,167 shares	2,155
	Walker & Dunlop, Inc.	89,020 shares	2,777
	Wesco International, Inc.	46,998 shares	3,128
	Western Refining, Inc.	46,541 shares	1,762
	WildHorse Resource Development Corporation	79,247 shares	1,157
	World Fuel Services Corporation	59,903 shares	2,750

	Brown Brothers Harriman Short-Term Investment Fund	11,078,964 shares	11,079

			446,069

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	William Blair Small Mid Cap Growth Separate Account —
	Common Stock
	2U, Inc.	66,250 shares	1,997
	ABIOMED, Inc.	19,823 shares	2,234
	Affiliated Managers Group, Inc.	20,813 shares	3,024
	Akamai Technologies, Inc.	40,410 shares	2,694
	Akorn, Inc.	108,012 shares	2,358
	Align Technology, Inc.	18,469 shares	1,775
	Amedisys, Inc.	39,024 shares	1,663
	Arista Networks, Inc.	19,230 shares	1,861
	Axalta Coating Systems, Ltd.	72,460 shares	1,971
	Ball Corporation	32,680 shares	2,453
	Bank of the Ozarks	63,030 shares	3,315
	Blue Buffalo Pet Products Inc	64,920 shares	1,561
	Booz Allen Hamilton Holding Corporation	102,743 shares	3,706
	BWX Technologies, Inc.	75,920 shares	3,014
	Cable One, Inc.	1,630 shares	1,013
	Cambrex Corporation	53,730 shares	2,899
	Carrizo Oil & Gas, Inc.	34,060 shares	1,272
	CBOE Holdings, Inc.	23,319 shares	1,723
	Celanese Corporation	32,116 shares	2,529
	Centene Corporation	48,390 shares	2,735
	Colliers International Group Inc.	29,708 shares	1,092
	Copart, Inc.	57,640 shares	3,194
	CoStar Group, Inc.	22,156 shares	4,176
	CSRA Inc.	91,130 shares	2,901
	DeVry Education Group Inc.	67,436 shares	2,104
	Diamondback Energy, Inc.	26,080 shares	2,636
	Dun & Bradstreet, Inc.	15,080 shares	1,830
	Encore Capital Group, Inc.	53,496 shares	1,533
	Exact Sciences Corporation	154,540 shares	2,065
	FactSet Research Systems Inc.	12,696 shares	2,075
	First Cash Financial Services, Inc.	40,758 shares	1,916
	FirstService Corporation	44,145 shares	2,096
	Glaukos Corporation	51,090 shares	1,752
	Guidewire Software, Inc.	62,840 shares	3,100
	HealthSouth Corporation	50,715 shares	2,091
	Heico Corporation	30,350 shares	2,061
	Herbalife Ltd	28,150 shares	1,355
	Hexcel Corporation	47,890 shares	2,463
	IberiaBank Corporation	14,600 shares	1,223
	Idexx Laboratories, Inc.	13,990 shares	1,641
	IMAX Corporation	68,784 shares	2,160
	j2 Global, Inc.	48,382 shares	3,958
	Jones Lang LaSalle Incorporated	15,073 shares	1,523
	Ligand Pharmaceuticals Incorporated	31,634 shares	3,214
	Martin Marietta Materials, Inc.	10,050 shares	2,226
	Maximus, Inc.	65,050 shares	3,629
	Mettler-Toledo International Inc.	8,419 shares	3,524
	Middleby Corporation	22,450 shares	2,892
	NU Skin Enterprises, Inc.	17,837 shares	852

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Old Dominion Freight Line, Inc.	56,531 shares	4,850
	OM Asset Management plc	85,950 shares	1,246
	Pandora Media, Inc.	84,675 shares	1,104
	Repligen Corporation	13,654 shares	421
	SBA Communications Corporation	29,851 shares	3,082
	Signature Bank	23,880 shares	3,587
	SiteOne Landscape Supply, Inc.	37,370 shares	1,298
	Six Flags Entertainment Corporation	75,559 shares	4,530
	Take-Two Interactive Software, Inc.	43,110 shares	2,125
	The Toro Company	39,176 shares	2,192
	Tractor Supply Company	59,950 shares	4,545
	TransDigm Group Incorporated	11,515 shares	2,867
	Ulta Salon, Cosmetics & Fragrance, Inc.	10,120 shares	2,580
	Universal Electronics Inc.	31,934 shares	2,061
	Vail Resorts, Inc.	6,081 shares	981
	Vantiv, Inc.	51,920 shares	3,095
	Veeva Systems Inc.	72,400 shares	2,947
	Virtu Financial, Inc.	56,279 shares	898
	Wabtec Corporation	25,200 shares	2,092
	WD-40 Company	19,480 shares	2,277
	WNS (Holdings) Limited—ADR	55,215 shares	1,521

			163,378
	Common/Collective Trust Funds:
	Broad Market Bond I—
	Wells Fargo Core Bond II CIT EF1	23,122,756 shares	236,315
	Loomis Sayles Core Plus Fixed Income Fund D	17,088,170 shares	236,329
*	Fidelity Contrafund Commingled Pool	105,084,289 shares	1,263,113
*	Fidelity Growth Company Commingled Pool	63,643,186 shares	878,912
*	Fidelity Low-Priced Stock Commingled Pool	47,835,661 shares	566,853
	Vanguard Target Retirement 2010 Trust Select	1,144,522 shares	35,583
	Vanguard Target Retirement 2015 Trust Select	2,607,239 shares	81,033
	Vanguard Target Retirement 2020 Trust Select	11,760,454 shares	365,750
	Vanguard Target Retirement 2025 Trust Select	12,056,417 shares	374,593
	Vanguard Target Retirement 2030 Trust Select	14,529,043 shares	450,255
	Vanguard Target Retirement 2035 Trust Select	11,436,655 shares	353,621
	Vanguard Target Retirement 2040 Trust Select	9,968,428 shares	307,127
	Vanguard Target Retirement 2045 Trust Select	5,186,208 shares	159,995
	Vanguard Target Retirement 2050 Trust Select	3,337,029 shares	102,881
	Vanguard Target Retirement 2055 Trust Select	1,819,049 shares	56,045
	Vanguard Target Retirement 2060 Trust Select	764,382 shares	23,566
	Vanguard Target Retirement Income Trust Select	2,286,525 shares	71,340

	Total investments, substantially all at fair value**		$12,899,159

*	Notes Receivable from Participants	4.25% - 11.5%, maturing through 2027	$90,469

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2016 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 12, 2017	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm